Exhibit 99.3

MB Trading Adds Titan Social Behavioral Research to Partner Program

(El Segundo, CA and Atlanta, GA) October 24, 2011 – Manhattan Beach Trading Financial Services, Inc. (“MBTFS”) and MB Trading Futures, Inc. (“MBTF”) (collectively “MB Trading”), which is a technology-driven, low-commission brokerage specializing in order routing in FOREX, Equities, Futures, and Options through various global exchanges and electronic networks, announced today a new addition to its partner program, TickAnalyst™ social behavioral research from Titan Trading Analytics, Inc.

Titan provides valuable trade signals and behavioral research on North American stocks. TickAnalyst hosts a massive financial database comprised of 10 years of price, volume and volatility data along with daily social media stock data, and quantifies and qualifies stocks using a series of 14 proprietary algorithms. The service streams out trade signals on individual stocks as well as Finance 2.0 research reports which mash up web analytics, social media sentiment and quantitative research on all major industry sectors of the S&P 500.

”In today’s volatile market, it’s important for our customers to have access to institutional strength tools which can filter through massive amounts of data and find trading opportunities” CEO Ross Ditlove states. ”Titan TickAnalyst was created by professional traders to dynamically layer similar price set ups historically and in real-time over multiple time series on every tick of data.” Ditlove continues, “We will continue to expand our partner list with cutting edge tools to complement our existing offerings.” “Titan is committed to democratizing quantitative research”, said John Coulter, CEO of Titan. Our system mines billions of data points of which only a fraction of a percent are considered actionable. This type of technology is typically only affordable to large hedge funds and institutional brokers. The sheer amount of data being generated in the market is growing exponentially. Additionally, social media data, while in its infancy, is impacting trading decisions. Titan processes and analyzes terabytes worth of data and boils it down to simple trade signals. We are excited to be added to the MB Trading partner program and look forward to serving their customers.”

MB customers can request a free trial of TickAnalyst by visiting 0Thttp://titantrading.com/trade.php.

About MB Trading

Securities products are offered through Manhattan Beach Trading Financial Services, Inc. (“MBTFS”), member FINRA, SIPC. MB Trading Futures, Inc. (“MBTF”) is a CFTC registered RFED and member of NFA. MBTF offers execution and settlement services for futures based products and off-exchange foreign currency (forex) products. MB Trading provides comprehensive front-to-back solutions and services to manage all types of investment processes, from pre-trade to post-settlement, across a wide range of firms, including institutional portfolio and collective management companies, hedge funds, prime brokers, fund managers, transfer agents, corporate savings fund managers, and subsidiaries of banks or independents.

Disclosures

Trading in stocks, futures, options, and Forex is speculative in nature and not appropriate for all investors. Investors should only use risk capital when trading futures, options and Forex because there is always the risk of substantial loss. Account access, trade executions and system response may be adversely affected by market conditions, quote delays, system performance and other factors.

All trademarks are the property of their respective owners.

For more information, please contact:
Sean Lydiard s.lydiard@mbtinstitutional.com
About Titan Trading Analytics Inc.: www.titantrading.com

Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and social media sentiment and identifies trade opportunities based on matching real-time and historical patterns, identified by Titan’s Trade Signal Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry. Titan is listed on the TSX Venture as symbol TTA (TSX VENTURE: TTA) and on the OTCBB under the symbol TITAF(OTCBB: TITAF).

Press - Audra Tiner, Articulate Communications, atiner@articulatecomms.com, 212-255-0080 ext. 34

Investor Relations – Cameron Macdonald, Cameron.MacDonald@macamgroup.com, 403-452-6600

Forward-Looking Statements

The statements in this news release relating to matters that are not current or historical facts are forward-looking statements. Such forward-looking statements are based on current plans, estimates and expectations. Forward-looking statements are based on known and unknown risks, assumptions, uncertainties and other factors. Actual results, performance, or achievements may differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Titan undertakes no obligation to publicly update or revise any forward-looking statement